03011134

**A#<A 3/3/2003

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SEC FILE NUMBER
8-49056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 26 2003
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LOCAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3501 N.W. 63RD STREET, SUITE 309
(No. and Street)

OKLAHOMA CITY (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM S. TOWNSEND 405-841-2900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

700 OKLAHOMA TOWER (Address) OKLAHOMA CITY (City) OK (State) 73102 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH. D.C. 165 SECTION

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Local Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William S. Townsend
Signature

President + CEO
Title

Sherry Kay Hutchison
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

700 Oklahoma Tower
210 Park Avenue
Oklahoma City, OK 73102-5671

Independent Auditors' Report

The Board of Directors and Stockholder
Local Securities Corporation:

We have audited the accompanying statements of financial condition of Local Securities Corporation (the Company) (a wholly owned subsidiary of Local Oklahoma Bank, N.A.) as of December 31, 2002 and 2001. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Local Securities Corporation as of December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2003

700 Oklahoma Tower
210 Park Avenue
Oklahoma City, OK 73102-5671

Telephone 405 239 6411
Fax 405 552 3846

Independent Auditors' Report on Internal Control Required by SEC Rule 17a – 5 For a Broker-Dealer Claiming an Exemption from SEC Rule 15c 3-3

The Board of Directors and Stockholder
Local Securities Corporation:

In planning and performing our audit of the financial statements of Local Securities Corporation (the Company) (a wholly owned subsidiary of Local Oklahoma Bank, N.A.) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2003

LOCAL SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2002 and 2001

		2002	2001
Assets:			
Cash and cash equivalents	$	1,027,294	1,328,313
Certificates of deposit		100,000	—
Variable annuity		200,000	—
Commissions receivable		138,262	110,366
Receivable from affiliates		15,947	—
Accounts receivable – other		—	3,200
Investment in limited partnership, cost basis of $259,909 and $241,326 at December 31, 2002 and 2001, respectively		170,754	255,806
Investment in limited liability company, at cost		60,000	20,000
Securities owned, cost basis of $26,250 at December 31, 2001		—	119,640
Deposits with clearing organization		100,000	100,000
Equipment, net of accumulated depreciation of $151,153 and $139,562 at December 31, 2002 and 2001, respectively		139,189	134,158
Other assets		5,936	7,132
Total assets	$	1,957,382	2,078,615
Liabilities:			
Accrued expenses	$	237,843	132,954
Commissions payable		26,318	54,262
Payable to affiliates		—	63,811
Total liabilities		264,161	251,027
Stockholder's equity:			
Common stock, par value $1 per share. Authorized 1,300,000 shares; issued and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		413,288	413,288
Retained earnings		1,278,933	1,413,300
Total stockholder's equity		1,693,221	1,827,588
Commitments and contingent liabilities (note 5)			
Total liabilities and stockholder's equity	$	1,957,382	2,078,615

See accompanying notes to statements of financial condition.

(1) Significant Accounting Policies

Local Securities Corporation (the Company) is a wholly owned subsidiary of Local Oklahoma Bank, N.A. (Local). Local Financial Corporation (Local Financial) is the bank holding company that owns all of the outstanding common stock of Local. Local Securities Corporation is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(a) Income Taxes

The Company is included in Local Financial's consolidated income tax returns. The tax allocation agreement with Local's parent company requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company had a deferred tax asset related to unrealized losses on investment in limited partnership of approximately $31,000 at December 31, 2002 and a deferred tax liability of approximately $38,000 at December 31, 2001 related to unrealized gains on securities owned and investment in limited partnership.

(b) Equipment

Equipment is stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method.

(c) Cash and Cash Equivalents

At December 31, 2002 and 2001, cash and cash equivalents include $934,541 and $1,228,991, respectively, invested in money market accounts.

(d) Certificate of Deposits

Certificates of deposits are carried at cost.

(e) Variable Annuity

The investment in variable annuity guarantees a rate of 3% with all funds placed in a fixed account and may be surrendered at any time, with full principal being guaranteed by New York Life Insurance Company and Annuity Corporation.

(Continued)

(f) ***Investment in Limited Partnership***

The investment in limited partnership is carried at fair value as determined annually by the general partners under the supervision of the partnership's advisory board. The Company owned an 18.4% limited partner interest in the limited partnership at December 31, 2002 and 2001. A general partner in the limited partnership was elected to the board of directors of Local Financial in September 2001.

(g) ***Investment in Limited Liability Company***

The investment in limited liability company is recorded at cost, which approximates fair value, at December 31, 2002 and 2001.

(h) ***Securities Owned***

Securities owned are carried at fair value based on quoted market prices.

(i) ***Reclassifications***

Reclassifications have been made to certain amounts reported in 2001 to conform to the 2002 presentation.

(2) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6⅔% of aggregate indebtedness or $50,000. At December 31, 2002, the aggregate indebtedness ratio was 0.27 to 1 on computed regulatory net capital of $980,450.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission (the Commission) is available for examination at the Company's office and the regional office of the Commission in Fort Worth, Texas.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of December 31, 2002 and 2001.

(4) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(Continued)

(5) Commitments and Contingent Liabilities

On March 10, 1999, the Company entered into a subscription agreement to purchase an interest in a limited partnership. The subscription commitment under the agreement totaled $300,000. The Company had approximately $40,000 and $59,000 outstanding under the commitment at December 31, 2002 and 2001, respectively.

On November 29, 2001, the Company entered into a subscription agreement to purchase an interest in a limited liability company. The subscription commitment under the agreement totaled $100,000. The Company had approximately $40,000 and $80,000 outstanding under the commitment at December 31, 2002 and 2001, respectively.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.